Arthur Don

Tel 312.456.8438

Fax 312.456.8435

dona@gtlaw.com

November 2, 2012

VIA EDGAR TRANSMISSION

Ms. Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               IronBridge Funds, Inc. - Investment Company Act of 1940 (“1940 Act”) File No. 811-22397

Dear Ms. Cherko:

On behalf of IronBridge Funds, Inc. (the “Registrant”), and each series of the Registrant (collectively, the “Funds”), this letter provides the Registrant’s responses to your comments related to the Registrant’s Annual Report to Shareholders for the period ended June 30, 2011 (the “Annual Report”), and certain other filings as discussed in the telephone call between you and my colleague, Richard Cutshall, on October 4, 2012.

Below we have restated your comments (in bold) and have provided the Registrant’s response to each comment:

1.                                       Comment.  You noted that the Registrant had filed a copy of its Investment Company Bond (“fidelity bond”), covering the period from July 23, 2010, until July 23, 2011, on Form 40-17G on September 10, 2010, but indicated your belief that the Registrant had not made any such fidelity bond filings for any subsequent periods.  You also indicated that the Registrant’s 2012-2013 fidelity bond filing on Form 40-17G is likely to either be due or to be due in the near future.

Response.  As Mr. Cutshall discussed with you on the telephone call, (i) the Registrant amended the September 10, 2010, fidelity bond filing by filing a revised copy of the Registrant’s fidelity bond, which had been extended to cover the period from July 23, 2010, until September 1, 2011, on Form 40-17G/A on June 8, 2011, and (ii) the Registrant filed a copy of its fidelity bond, covering a period from September 1, 2011, until September 1, 2012, on Form 40-17G on September 13, 2011.  Finally, at the time of your conversation with Mr. Cutshall, the Registrant had secured fidelity bond coverage covering a period from

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September 1, 2012, until September 1, 2013, but had not yet received its executed copy thereof.  The Registrant received the executed copy of the fidelity bond on October 9, 2012, and filed a copy thereof on Form 40-17G on October 11, 2012, in accordance with Rule 17g-1(g)(1).

2.                                       Comment.  You indicated that, while this is not a requirement, you believe it is best practice for registered investment companies holding money market fund securities, including the Funds (to the extent applicable), to treat those money market fund holdings in the Schedule of Investments as short-term investments in accordance with Section 12-12 of Regulation S-X.

Response.  The Registrant confirms that it treats, and has treated, the Funds’ money market fund security holdings, if any, as short-term investments in accordance with Section 12-12 of Regulation S-X.  However, the “Short-Term Investments” heading preceding the IronBridge Small Cap Fund’s money market fund holding information, but not the information itself, was inadvertently omitted from the Annual Report.  Despite this inadvertent omission, that portion of the Annual Report did contain a summation line properly denoting such holdings as short-term investments.  The “Short-Term Investments” heading was included in each other Fund’s Schedule of Investments in the Annual Report, and was included for all Funds (including the Small Cap Fund) in the Registrant’s 2012 Annual Report to Shareholders.  The Registrant will continue to include the “Short-Term Investments” heading preceding each Fund’s money market fund holding information in future filings.

3.                                       Comment.  You stated that, in the Notes to Financial Statements on page 48 of the Annual Report concerning the IronBridge Global Fund, there is a footnote that indicates that approximately $16.7 million was moved from a Level 1 to a Level 2 classification during the Global Fund’s 2011 fiscal year, but that the table preceding that statement indicates that all of the Global Fund’s holdings at fiscal year-end constitute Level 1 securities.  You asked to what does that statement refer, in light of the table’s disclosure that all of the Global Fund’s holdings constitute Level 1 securities.

Response.  As that footnote indicates, for the Global Fund, transfers between Level 1 and Level 2 relate to the use of systemic fair valuation and on days when systemic fair valuation is used, non-US$ denominated securities move from a Level 1 to a Level 2 classification.  The footnote was intended to disclose the total value of all such securities moved in that manner during the fiscal year.  On the other hand, the table was intended to indicate the value of the Global Fund’s portfolio securities subject to each Level of classification as of a specified date — June 30, 2011 — on which date none of the Global Fund’s portfolio securities were subject to Level 2 classification.  The Registrant modified the format of this disclosure in the Notes to Financial Statements in the Registrant’s 2012 Annual

Report to Shareholders, and will consider further modifications thereof to ensure that this disclosure is clear and understandable in future Annual Reports to Shareholders.

4.                                       Comment.  You noted that, with respect to each of the Funds, information regarding the amount of fees waived and/or Fund expenses reimbursed by IronBridge Capital Management, L.P. (the “Adviser”), the investment adviser to each of the Funds, subject to potential recovery by the Adviser is displayed by the year in which the Adviser’s right to potential recovery expires.  You suggested that the Registrant consider displaying such information in future filings by the year in which such waived fees and/or reimbursed expenses were incurred.

Response.  The Registrant will provide information regarding both the year in which the Adviser waived fees and/or reimbursed expenses and the year in which the Adviser’s right to potential recovery thereof expires.

I believe this fully responds to the staff comments that you provided.  We will be happy to address promptly any further questions that you may have regarding the Registrant and/or the Annual Report.

In connection with this response, we note the following on behalf of the Registrant: (1) the Registrant is responsible for the accuracy and adequacy of its disclosures in its Annual Report and other filings; (2) Staff comments or changes to disclosure in response to staff comments to the filings reviewed by the staff do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the Registrant’s filings; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission under the federal securities laws of the United States.  In addition, the Registrant is aware that the Division of Enforcement has access to all information the Registrant provides to the staff of the Division of Investment Management in its review of the Registrant’s Annual Report and other filings or in response to staff comments on such filings.

Questions concerning these materials may be directed to the undersigned at (312) 456-8438, or to my colleague Richard Cutshall at (312) 476-5121.

Best regards,
GREENBERG TRAURIG, LLP

By:	/s/ Arthur Don
Arthur Don, a Shareholder

cc:                                 John G. Davis

Ty M. Baird

Richard M. Cutshall

GREENBERG TRAURIG, LLP